AB 4/6/06

SECURIT 06009522 ƆN

ANNUAL AUDITED REPORT
FORM X-17A-5/A
PART III

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SEC FILE NUMBER
8- 66490

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 01, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DT Securities, LTD.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11331 Ventura Blvd. Suite 200
(No. and Street)

Studio City (City) CA (State) 91604 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel Markel 818-760-1018
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Meir and Meir, Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

139 South Beverly Dr. Suite 204 Beverly Hills, CA 90212
(Address) (City) (State) (Zip Code)

PROCESSED
JUL 21 2006
THOMSON FINANCIAL

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 31 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

SEC MAIL ... WASH., D.C. ... 185 ... SECTI

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 7/20/06

OATH OR AFFIRMATION

I, Daniel Markel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DT Securities, LTD., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

C.E.O.

Title

03.30.06

Notary Public

Yasmin M. Odanovich

YASMIN M. ODANOVICH
COMM. # 1472728
NOTARY PUBLIC - CALIFORNIA
LOS ANGELES COUNTY
My Comm. Expires Feb. 26, 2008
VRS1

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MEIR & MEIR
CERTIFIED PUBLIC ACCOUNTANTS

www.meirandmeir.com
139 SOUTH BEVERLY DR, SUITE 204
BEVERLY HILLS, CA 90212
310 274 7541 TEL
310 274 1015 FAX

Maurice M. Meir

INDEPENDENT AUDITORS' REPORT

Board of Directors
DT Securities, LTD.
Formerly DT Ventures Capital Group, Inc.

We have audited the accompanying statement of financial condition of DT Securities, LTD. (formerly known as DT Ventures Capital Group, Inc.) ("Company") as of December 31, 2005, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of DT Securities, LTD. (formerly known as DT Ventures Capital Group, Inc.) at December 31, 2005, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Meir Meir

Beverly Hills, California
January 17, 2006

DT SECURITIES, LTD.
(FORMERLY KNOWN AS DT VENTURES CAPITAL GROUP, INC.)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS

Cash	$	63,086
TOTAL ASSETS	$	63,086

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts Payable	$	6,555
TOTAL LIABILITIES		6,555
Common stock, authorized 100,000, no per value issued and outstanding 1,000 shares		18,000
RETAINED EARNINGS		38,531
STOCKHOLDER'S EQUITY		56,531
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	63,086

The accompanying notes are an integral part of these financial statements

DT SECURITIES, LTD.
FORMERLY KNOWN AS DT VENTURES CAPITAL GROUP, INC.

STATEMENT OF INCOME
DECEMBER 31, 2005

REVENUES	$	780,259
TOTAL REVENUES		780,259
EXPENSES:		
Salaries and commissions		587,387
Operation and administrative		26,718
TOTAL EXPENSES		614,105
NET INCOME	$	166,154

The accompanying notes are an integral part of these financial statements

DT SECURITIES, LTD.
(FORMERLY KNOWN AS DT VENTURES CAPITAL GROUP, INC.)

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDING DECEMBER 31, 2005

Balance at January 1, 2005	$	7,827
Net Income <Loss>		166,154
Capital Distribution		117,450
Balance at December 31, 2005	$	56,531

The accompanying notes are an integral part of these financial statements

DT SECURITIES, LTD.
(FORMERLY KNOWN AS DT VENTURES CAPITAL GROUP, INC.)

STATEMENT OF CHANGES IN SUBORDINATED BORROWING
FOR THE YEAR ENDING DECEMBER 31, 2005

Subordinated borrowing at January 1, 2005	$	0
Increases		0
Decreases		0
Subordinated borrowing at December 31, 2005	$	0

The accompanying notes are an integral part of these financial statements

DT SECURITIES, LTD.
(FORMERLY KNOWN AS DT VENTURES CAPITAL GROUP, INC.)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDING DECEMBER 31, 2005

Cash flows from operating activities:		
Net Income <Loss>	$	166,154
Adjustments to reconcile net income to net Cash provided <used> by operating activities		
Increase in accounts payable		6,555
Distributions to stockholders		< 117,450 >
Total adjustment to net income		< 110,895 >
Net increase <decrease> in Cash and Cash equivalents		55,259
Cash and cash equivalents January 1, 2005		7,827
Cash and cash equivalents December 31, 2005	$	63,086

The accompanying notes are an integral part of these financial statements

DT SECURITIES, LTD.
(FORMERLY KNOWN AS DT VENTURES CAPITAL GROUP, INC.)

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDING DECEMBER 31, 2005

NOTE 1: ORGANIZATION AND NATURE OF BUSINESS

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of various exchanges and the National Association of Securities Dealers (NASD). The Company is a California Corporation.

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at December 31, 2005 and revenues and expenses for the period ended December 31, 2005 Actual results could differ from those estimates.

The carrying amount reported in the balance sheet for cash and cash equivalents, accounts receivable and accounts payable at December 31, 2005 approximates fair value due to the short maturity of these instruments.

Expense items of a nature which will benefit future periods are charged to the prepaid expense accounts and are amortized over the estimated useful life of the assets.

Property and equipment are stated at cost, net of accumulated depreciation. Additions, renewals, and betterment's are capitalized whereas expenditures for maintenance and repairs are charged to expense. The cost and related accumulated depreciation of assets retired or sold are removed from the appropriate asset and depreciation accounts, and the resulting gain or loss is reflected in income, except for gain or loss on assets traded where it is reflected in the basis of the newly acquired asset.

It is the policy of the Company to provide depreciation based on the estimated useful life of the individual units of property and equipment. The depreciation methods and the estimated useful lives used as the basis for the application of those methods are as follows:

Description	Method	Estimated Useful Life
Plant & Equipment	Straight-line	5 Years
Furniture and fixtures	Straight-line	5 Years

Leasehold improvements are amortized over the term of the lease or the estimated life of improvement, whichever is shorter. Maintenance and minor repairs are charged to operations as incurred.

For financial reporting and income tax purposes the Company provides for income and expenses on the accrual basis of accounting.

The Company is engaged in various brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Financial instruments which potentially subject the Company to concentrations of credit risk consist of cash. The Company places its cash with high credit quality financial institutions. At times such investments may be in excess of the FDIC limit.

NOTE 3: INVESTMENT BANKING

Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing merger-and-acquisition and financial restructuring advisory services. Investment banking management fees are recorded on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

NOTE 4: RELATED PARTY TRANSACTIONS

Premises of a related party have been used to perform administrative functions for the Company. In addition, related parties have been paying for some expenses incurred by the Company. The related parties have no intention to be reimbursed by the Company for such expenses.

NOTE 5: INCOME TAXES

The Company has elected to be an "S" Corporation under the Internal Revenue Code. In lieu of paying corporate income taxes, the stockholders are taxed individually on their proportionate share of the Company's taxable income. Therefore, no provision or liability for Federal income taxes has been included in these financial statements. The Company is subject to California state franchise taxes.

NOTE 6: NET CAPITAL REQUIREMENTS

The Company, as a broker-dealer, is required under the provisions of Rule 14c3-1 of the Securities Exchange Act of 1934 to maintain a ratio of aggregate indebtedness to net capital, as defined, not exceeding 8 to 1. The basic concept of the Rule is liquidity, its object being to require a broker or dealer to have at all times sufficient liquid assets to cover its current indebtedness. At December 31, 2005 the Company has net capital, as defined, of $56,531 which is $51,531 in excess of the required minimum capital.

NOTE 7: RESERVE REQUIREMENT FOR BROKERS OR DEALERS

The Company is exempt from the provisions of Rule 15c3-3 (per paragraph k(2)(A) of such rule) under the Securities Exchange Act of 1934, as a broker or dealer which carries no customers accounts and does not otherwise hold funds or securities of customers. Because of such exemption the Company is not required to prepare a determination of reserve requirement for brokers or dealers.

NOTE 8: STATEMENT OF CASH FLOWS

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

During the year ending December 31, 2005 the Company did not pay any interest expense and there were no non-cash transactions excluded from the statement of cash flows.

NOTE 9: NAME CHANGE

On June 9, 2005 the Article of Incorporation of the Company was amended to reflect a name change from DT Venture Capital Group, Inc. to DT Securities, LTD.

NOTE 10: THE DT GROUP 401(K) PROFIT SHARING PLAN

The Company, together with related companies have a qualified 401(K) plan named, "The DT Group 401(K) Profit Sharing Plan." It is a 401(K) profit sharing plan with effective date January 1, 2005 and year end on December.

To qualify for participation in the plan, the employee must be at least age 21 and have completed one year of service except for the employees who joined the plan on August 1, 2005. The maximum amount the participant can contribute is set by the IRS regulations.

In addition to the employer "safe harbor" non-elective contributions (3% of all eligible employees' compensation), the employer may elect a discretionary (profit sharing) contribution. In order to share in the employer profit sharing contribution for a given plan year, the participant must complete a year of service (1000 hours) during that plan year and be employed on the last day of the plan year. The following vesting schedule explains the percentage of the account balance attributed to the profit sharing contribution that the participants will be entitled to receive upon termination.

Years of Service	Vested Percentage
0	0%
1	0%
2	20%
3	40%
4	60%
5	80%
6 or more	100%

Forfeitures of profit sharing contributions are added to the Company discretionary (profit sharing) contribution. For the year ended December 31, 2005, all the expenses associated with the pension plan were paid by a related party. The related party has no intention to be reimbursed for the expense.

DT SECURITIES, LTD.
(FORMERLY KNOWN AS DT VENTURES CAPITAL GROUP, INC.)

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDING DECEMBER 31, 2005

SUPPLEMENTARY INFORMATION PURSUANT TO RULE 17A-5 OF THE SECURITIES EXCHANGE ACT OF 1934

AS OF DECEMBER 31, 2005

SCHEDULE I
DT SECURITIES, LTD.
(FORMERLY KNOWN AS DT VENTURES CAPITAL GROUP, INC.)

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2005

	As Reported Herein	As Originally Reported	*Adjustment
Total Partners' Equity	$ 56,531	$ 56,531	$ 0
Non-allowable Assets	0	0	0
Net Capital before haircuts	56,531	56,531	0
Haircuts on Securities	0	0	0
Net Capital	56,531	56,531	0
Required Net Capital	5,000	5,000	0
Excess Net Capital	$ 51,531	$ 51,531	$ 0

DT SECURITIES, LTD.
FORMERLY KNOWN AS DT VENTURES CAPITAL GROUP, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2005

AGGREGATE INDEBTEDNESS		
Total aggregate indebtedness liabilities from statement of financial condition	$	6,555
Total aggregate indebtedness	$	6,555
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required (greater of 6 2/3% of aggregate indebtedness or $5,000)	$	5,000
Excess net capital	$	51,531
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$	55,875
Percentage of aggregate indebtedness to net capital		12%

SCHEDULE II
DT SECURITIES, LTD.
(FORMERLY KNOWN AS DT VENTURES CAPITAL GROUP, INC.)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2005

A computation of reserve requirement is not applicable to DT Securities, LTD. (formerly known as DT Ventures Capital Group, Inc.) as the Company qualifies for exemption under Rule 15c3-3 (k) (2)(i).

SCHEDULE III
DT SECURITIES, LTD.
(FORMERLY KNOWN AS DT VENTURES CAPITAL GROUP, INC.)

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2005

Information relating to possession or control requirements is not applicable to DT Securities, LTD. (formerly known as DT Ventures Capital Group, Inc.) as the Company qualifies for exemption under Rule 15c3-3 (k) (2)(i).

SCHEDULE IV
DT SECURITIES, LTD.
(FORMERLY KNOWN AS DT VENTURES CAPITAL GROUP, INC.)

SCHEDULE OF SEGREGATION REQUIREMENTS AND FUND IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTIONS ACCOUNTS
DECEMBER 31, 2005

Information relating to possession or control requirements is not applicable to DT Securities, LTD. (formerly known as DT Ventures Capital Group, Inc.) as the Company qualifies for exemption under Rule 15c3-3 (k) (2)(i).